SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            _____________________


                                  FORM 11-K

                                ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                             _____________________


       [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934.

              For the fiscal year ended December 31, 1998

                                  OR

       [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from _______ to ______


                      Commission file number 1-7981



                        Full title of the Plan:

         AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



    Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                    AMERICAN GENERAL CORPORATION
                         2929 Allen Parkway
                       Houston, Texas  77019

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1998



Audited Financial Statements

  Report of Independent Auditors .....................................      1
  Statements of Net Assets Available for Benefits ....................      2
  Statements of Changes in Net Assets Available for Benefits .........      8
  Notes to Financial Statements ......................................     14



Schedules
  Item 27a - Schedule of Assets Held for Investment Purposes .........     20
  Item 27d - Schedule of Reportable Transactions .....................     21
  Item 27b - Schedule of Loans or Fixed Income Obligations ...........     23

                       Report of Independent Auditors


Administrative Board
American General Employees' Thrift and Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions, and loans or fixed income obligations for the year then ended are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                     ERNST & YOUNG LLP

Houston, Texas
June 14, 1999

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1998

In thousands, except share amounts


                                                   Participant Directed
                                                                       Equity
                                                Stock        Cash       Index
                                                 Fund        Fund        Fund
Assets
  Investments
    American General Corporation common
      stock (4,691,432 shares) .........     $116,629     $     -     $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ...........            -      95,742           -
    American General Series Portfolio
      Company - Stock Index Fund
      (1,025,283 shares) ...............            -           -      38,581
    Putnam OTC & Emerging Growth Fund
     (415,212 shares)..................             -           -           -
    American General Series Portfolio
      Company - Growth Fund
      (1,006,590 shares)................            -           -           -
    Templeton Foreign Fund
      (679,057 shares) .................            -           -           -
    Vanguard Fixed Income Securities Fund
     (596,653 shares) .................             -           -           -
    Participant notes ..................            -           -           -
    Short-term investments .............          137         115          39
      Total investments ................      116,766      95,857      38,620

  Receivables
    Contributions ......................           92         194         320
    Interfund transfers ................            -         582         115
    Other ..............................           52           2           1

      Total assets .....................      116,910      96,635      39,056

Liabilities
  Payables
    Forfeitures ........................            -           3           2
    Excess contribution refunds ........          251          61          18
    Excess contribution forfeitures ....            -           -           -
    Interfund transfers ...............           678           -           -
    Other ..............................           95         119          33

      Total liabilities ................        1,024         183          53

Net assets available for benefits .....      $115,886     $96,452     $39,003





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1998

In thousands, except share amounts


                                                 Participant Directed

                                                                      Inter-
                                            Small-Cap     Mid-Cap    national
                                               Fund         Fund       Fund

Assets
  Investments
    American General Corporation common
      stock (4,691,432 shares) .........     $      -     $     -     $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ...........            -           -           -
    American General Series Portfolio
      Company - Stock Index Fund
      (1,025,283 shares) ...............            -           -           -
    Putnam OTC & Emerging Growth Fund
     (415,212 shares)..................         7,162           -           -
    American General Series Portfolio
      Company - Growth Fund
      (1,006,590 shares)................            -      22,447           -
    Templeton Foreign Fund
      (679,057 shares) .................            -           -       5,697
    Vanguard Fixed Income Securities Fund
     (596,653 shares) .................             -           -           -
    Participant notes ..................            -           -           -
    Short-term investments .............           23          25          17
      Total investments ................        7,185      22,472       5,714

  Receivables
    Contributions ......................          150         348          77
    Interfund transfers ................            -           -           3
    Other ..............................            1           1           1

      Total assets .....................        7,336      22,821       5,795

Liabilities
  Payables
    Forfeitures ........................            -           1           -
    Excess contribution refunds ........            3           8           4
    Excess contribution forfeitures ....            -           -           -
    Interfund transfers ................           20          35           -
    Other ..............................           28          36          16

      Total liabilities ................           51          80          20

Net assets available for benefits ......       $7,285     $22,741      $5,775





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1998

In thousands, except share amounts



                                                               Non-
                                                           Participant
                                     Participant  Directed   Directed

                                       Bond   Participant     Stock
                                       Fund      Notes        Fund      Total
Assets
  Investments
    American General Corporation
      common stock
      (4,691,432 shares) .........   $    -     $     -    $249,303  $365,932

    American General Life Insurance
      Company deposit administration
      group annuity contract .....        -           -           -    95,742
    American General Series Portfolio
      Company - Stock Index Fund
      (1,025,283 shares) .........        -           -           -    38,581
    Putnam OTC & Emerging Growth Fund
     (415,212 shares)............         -           -           -     7,162
    American General Series Portfolio
      Company - Growth Fund
      (1,006,590 shares)..........        -           -           -    22,447
    Templeton Foreign Fund
      (679,057 shares) ...........        -           -           -     5,697
    Vanguard Fixed Income Securities
      Fund (596,653 shares) ......    5,543           -           -     5,543
    Participant notes ............        -       7,057           -     7,057
    Short-term investments .......       15           -         296       667

      Total investments ..........    5,558       7,057     249,599   548,828

  Receivables
    Contributions ................       67           -         199     1,447
    Interfund transfers ..........       33           -           -       733
    Other ........................        1           -         111       170


      Total assets ...............    5,659       7,057     249,909   551,178

Liabilities
  Payables
    Forfeitures ..................        1           -         175       182
    Excess contribution refunds ..        4           -         542       891
    Excess contribution forfeitures       -           -          76        76
    Interfund transfers ..........        -           -           -       733
    Other ........................       12           -           -       339

      Total liabilities ..........       17           -         793     2,221


Net assets available for benefits    $5,642      $7,057    $249,116  $548,957





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                    Participant Directed

                                                                       Equity
                                                Stock        Cash      Index
                                                 Fund        Fund      Fund

Assets
  Investments
    American General Corporation common
      stock (3,938,492 shares) .........      $68,443     $     -     $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ...........           -        83,109          -
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) ...............             -             -     18,955
    Putnam OTC & Emerging Growth Fund
     (271,891 shares)..................            -             -          -
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares)................             -             -          -
    Templeton Foreign Fund
      (340,576 shares) .................           -             -          -
    Vanguard Fixed Income Securities Fund
     (140,180 shares) .................            -             -          -
    Participant notes ..................           -             -          -
    Short-term investments .............          56           495         36
      Total investments ................      68,499        83,604     18,991

  Receivables
    Contributions ......................           8            20         14
    Interfund transfers ................           -             -          -
    Other ..............................          22            34        123

      Total assets .....................      68,529        83,658     19,128

Liabilities
  Payables
    Forfeitures ........................           -             -          -
    Excess contribution refunds ........          88           114         51
    Excess contribution forfeitures ....           -             -          -
    Interfund transfers ................          66           413         92
    Other ..............................          22         1,774         16

      Total liabilities ................         176         2,301        159

Net assets available for benefits ......     $68,353       $81,357    $18,969





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                    Participant Directed
                                                                      Inter-
                                            Small-Cap     Mid-Cap    national
                                               Fund        Fund         Fund

Assets
  Investments
    American General Corporation common
      stock (3,938,492 shares) .........     $    -     $     -     $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ...........          -           -           -
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) .................          -           -           -
    Putnam OTC & Emerging Growth Fund
     (271,891 shares)..................       4,380           -           -
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares)..................          -       3,179           -
    Templeton Foreign Fund
      (340,576 shares) .................          -           -       3,389
    Vanguard Fixed Income Securities Fund
     (140,180 shares) .................           -           -           -
    Participant notes ..................          -           -           -
    Short-term investments .............         22          19          19
      Total investments ................      4,402       3,198       3,408

  Receivables
    Contributions ......................         20          20          13
    Interfund transfers ................         19          85         394
    Other ..............................          8           6           -

      Total assets .....................      4,449       3,309       3,815

Liabilities
  Payables
    Forfeitures ........................          -           -           -
    Excess contribution refunds ........          8           5           7
    Excess contribution forfeitures ....          -           -           -
    Interfund transfers ................          -           -           -
    Other ..............................         11           6           8

      Total liabilities ................         19          11          15

Net assets available for benefits ......     $4,430      $3,298      $3,800





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                              Non-
                                                          Participant
                                    Participant Directed    Directed

                                       Bond   Participant     Stock
                                       Fund      Notes        Fund      Total
Assets
  Investments
    American General Corporation
      common stock
      (3,938,492 shares) .........   $    -    $     -    $144,482  $212,925
    American General Life Insurance
      Company deposit administration
      group annuity contract .....        -          -           -    83,109
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) .........          -          -           -    18,955
    Putnam OTC & Emerging Growth Fund
     (271,891 shares)............         -          -           -     4,380
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares)..........          -          -           -     3,179
    Templeton Foreign Fund
      (340,576 shares) ...........        -          -           -     3,389
    Vanguard Fixed Income Securities
      Fund (140,180 shares) ......    1,298          -           -     1,298
    Participant notes ............        -      3,923           -     3,923
    Short-term investments .......       10          -         118       775

      Total investments ..........    1,308      3,923     144,600   331,933

  Receivables
    Contributions ................        7          -          16       118
    Interfund transfers ..........       73          -           -       571
    Other ........................        -          -          46       239

      Total assets ...............    1,388      3,923     144,662   332,861

Liabilities
  Payables
    Forfeitures ..................        -          -          98        98
    Excess contribution refunds ..        2          -         612       887
    Excess contribution forfeitures       -          -          82        82
    Interfund transfers ..........        -          -           -       571
    Other ........................        4          -           3     1,844

      Total liabilities ..........        6          -         795     3,482

Net assets available for benefits    $1,382     $3,923    $143,867  $329,379





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

In thousands, except share amounts


                                                 Participant Directed
                                                                       Equity
                                             Stock          Cash        Index
                                              Fund          Fund        Fund

Additions to net assets
  Investment income
    Dividends .......................     $  2,260       $     -      $   548
    Interest ........................           13         6,130           15
    Net appreciation (depreciation)in
      fair value of investments .....       39,495             -        7,971
      Total investment income (loss).       41,768         6,130        8,534

  Contributions
    Companies' ......................            -             -            -
    Participants' ...................        6,930         9,294        3,994
      Total contributions ...........        6,930         9,294        3,994

Merger of USLIFE SIP ................        8,456        12,248        8,128

Merger of WesternSave Plan ..........        1,869           127          442

       Total additions ..............       59,023        27,799       21,098

Deductions from net assets
  Benefits
    American General Corporation
      common stock (124,636 shares) .        2,751             -            -
    Cash ............................        6,599        13,167        2,786
  Forfeitures .......................            -             5            2
  Participant loan origination fees .            4            12            3
        Total deductions ............        9,354        13,184        2,791

Interfund transfers .................       (2,136)          480        1,727

        Net increase ................       47,533        15,095       20,034

Net assets available for benefits
        Beginning of year ...........       68,353        81,357       18,969

        End of year .................     $115,886      $96,452       $39,003





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

In thousands, except share amounts

                                                Participant Directed
                                                                    Inter-
                                        Small-Cap     Mid-Cap      national
                                           Fund         Fund          Fund

Additions to net assets
  Investment income
    Dividends .......................     $    -      $   975      $   152
    Interest ........................          2           23            4
    Net appreciation (depreciation)in
      fair value of investments .....        645        3,114         (349)
      Total investment income (loss).        647        4,112         (193)

  Contributions
    Companies' ......................          -            -            -
    Participants' ...................      1,736        2,131          964
      Total contributions ...........      1,736        2,131          964

Merger of USLIFE SIP ................          -       15,635        1,687

Merger of WesternSave Plan ..........          -        1,742            -

       Total additions ..............      2,383       23,620        2,458

Deductions from net assets
  Benefits
    American General Corporation
      common stock (124,636 shares) .          -            -            -
    Cash ............................        349        2,268          651
  Forfeitures .......................          1            1            -
  Participant loan origination fees .          1            2            -
        Total deductions ............        351        2,271          651

Interfund transfers .................        823       (1,906)         168

        Net increase ................      2,855       19,443        1,975

Net assets available for benefits
        Beginning of year ...........      4,430        3,298        3,800

        End of year .................     $7,285      $22,741       $5,775





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

In thousands, except share amounts

                                                              Non-
                                                          Participant
                                     Participant Directed   Directed

                                       Bond   Participant    Stock
                                       Fund      Notes       Fund       Total

Additions to net assets
  Investment income
    Dividends ...................   $  249    $    -     $  4,888    $  9,072
    Interest ....................        3       968           29       7,187
    Net appreciation (depreciation)
      in fair value of investments     147         -       73,025     124,048
      Total investment income (loss)   399       968       77,942     140,307

  Contributions
    Companies' ..................        -         -       12,203      12,203
    Participants' ...............      754         -            -      25,803

      Total contributions .......      754         -       12,203      38,006

Merger of USLIFE SIP ............    1,897     3,141       34,596      85,788

Merger of WesternSave Plan ......      474       129        1,592       6,375


       Total additions ..........    3,524     4,238      126,333     270,476

Deductions from net assets
  Benefits
    American General Corporation
      common stock (124,636 shares)      -         -        5,949       8,700
    Cash ........................      439       771       14,273      41,303
  Forfeitures ...................        1         -          854         864

  Participant loan origination fees      1         -            8          31
        Total deductions ........      441       771       21,084      50,898

Interfund transfers .............    1,177      (333)           -           -

        Net increase ............    4,260     3,134      105,249     219,578

Net assets available for benefits
        Beginning of year .......    1,382     3,923      143,867     329,379

        End of year .............   $5,642    $7,057     $249,116    $548,957





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                                  Participant Directed
                                                                       Equity
                                            Stock          Cash        Index
                                            Fund           Fund        Fund

Additions to net assets
  Investment income
    Dividends .......................     $ 1,765       $     -      $   332
    Interest ........................          12         4,818            8
    Net appreciation (depreciation)in
      fair value of investments .....      19,943             -        4,036
      Total investment income (loss).      21,720         4,818        4,376

  Contributions
    Companies' ......................           -            2             -
    Participants' ...................       4,297        7,191         2,747
      Total contributions ...........       4,297        7,193         2,747

Merger of Franklin 401 (k) Plan .....           -       11,147             -

Merger of Home Beneficial Thrift Plan           -        6,259             -

       Total additions ..............      26,017       29,417         7,123

Deductions from net assets
  Benefits
    American General Corporation
      common stock (40,650 shares) ..         616            -             -
    Cash ............................       3,562        6,204         1,278
  Forfeitures .......................           -            3             -
  Participant loan origination fees .          17           19             3
        Total deductions ............       4,195        6,226         1,281

Interfund transfers .................      (6,335)      (7,894)          813

        Net increase ................      15,487       15,297         6,655

Net assets available for benefits
        Beginning of year ...........      52,866       66,060        12,314

        End of year .................     $68,353      $81,357       $18,969





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                                Participant Directed
                                                                   Inter-
                                         Small-Cap    Mid-Cap    national
                                           Fund         Fund        Fund

Additions to net assets
  Investment income
    Dividends .......................     $    -      $   52      $  280
    Interest ........................          4           3           3
    Net appreciation (depreciation)in
      fair value of investments .....        491         305        (294)
      Total investment income (loss).        495         360         (11)

  Contributions
    Companies' ......................          -           -           -
    Participants' ...................        999         798         550
      Total contributions ...........        999         798         550

Merger of Franklin 401 (k) Plan .....          -           -           -

Merger of Home Beneficial Thrift Plan          -           -           -

       Total additions ..............      1,494       1,158         539

Deductions from net assets
  Benefits
    American General Corporation
      common stock (40,650 shares) .           -           -           -
    Cash ............................        118          70          79
  Forfeitures .......................          -           -           -
  Participant loan origination fees .          -           -           -
        Total deductions ............        118          70          79

Interfund transfers .................      3,054       2,210       3,340

        Net increase ................      4,430       3,298       3,800

Net assets available for benefits
        Beginning of year ...........          -           -           -

        End of year .................     $4,430      $3,298      $3,800





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                                              Non-
                                                          Participant
                                   Participant Directed     Directed

                                       Bond   Participant    Stock
                                       Fund      Notes       Fund      Total

Additions to net assets
  Investment income
    Dividends ...................    $   64    $    -     $  3,725   $ 6,218
    Interest ....................         2       120           26     4,996
    Net appreciation (depreciation)
      in fair value of investments       62         -       31,740    56,283
      Total investment income (loss)    128       120       35,491    67,497

  Contributions
    Companies' ..................         -         -        9,113     9,115
    Participants' ...............       309         -            -    16,891
      Total contributions .......       309         -        9,113    26,006

Merger of Franklin 401 (k) Plan .         -       112            -    11,259

Merger of Home Beneficial Thrift Plan     -         -            -     6,259

       Total additions ..........       437       232       44,604   111,021

Deductions from net assets
  Benefits
    American General Corporation
      common stock (40,650 shares)        -         -        1,301     1,917
    Cash ........................        42       134        7,517    19,004
  Forfeitures ...................         -         -          613       616
  Participant loan origination fees       -         -            -        39
        Total deductions ........        42       134        9,431    21,576

Interfund transfers .............       987     3,825            -         -

        Net increase ............     1,382     3,923      35,173     89,445

Net assets available for benefits
        Beginning of year .......         -         -     108,694    239,934

        End of year .............    $1,382    $3,923    $143,867    $329,379





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General or the Company) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life Insurance Company (American General Life) deposit administration group annuity contract, at contract value (see Note C); 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and American General Life are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund transfers are recorded at the market value of the amount transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried and certain regular employees are eligible to participate in the Plan upon the earlier of completion of one year of service or attainment of age thirty-five. Non-salaried employees who have completed one thousand hours of service in one service year and have attained age twenty-one are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Substantially all of the costs of administering the Plan are paid by the Companies.

The Plan's investments are held in a bank-administered trust fund.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds, designated on the financial statements as participant directed, invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) shares of the AGSPC Stock Index Fund (Equity Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap Fund); 5) shares of the AGSPC Growth Fund (Mid-Cap Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Fund (Bond Fund). The Companies' contributions are invested solely in the non-participant directed portion of the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Small-Cap, Mid-Cap, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the employee's basic contribution as determined annually by the Personnel Committee of the American General Board of Directors. The Companies contributed 75 percent of employee's basic contributions during 1998 and 1997.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 1998 and 1997, the total amount of participant pretax contributions is limited to $10,000 and $9,500, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1998 and 1997, the total amount of base pay that can be used in determining contributions under the Plan is $160,000.

ERISA and the IRC provide that qualified plans, such as the American General Employees' Thrift and Incentive Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Contributions from highly compensated individuals are limited to 6 percent of base pay.

Amounts in excess of the limits discussed above are designated on the statement of net assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants obtain a vested interest in the Companies' contributions and the earnings thereon at the rate of two percent per month of plan participation after one year of service. In addition, participants will become 100 percent vested in the Companies' contributions upon their retirement, attainment of age 65, total disability, or death.

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeded $5,000 in 1998 or $3,500 in 1997, and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. For years beginning after December 31, 1996, distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participants Loans Receivable

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.

Plan Members

At December 31, 1998, 8,135 active employees were contributing to the Plan.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE C--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with American General Life, a wholly owned subsidiary of American General. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by American General Life, effective the first full pay period in April.

The contract had a guaranteed minimum rate of 6.25% from April 12, 1997 through April 10, 1999, and will remain at 6.25% through December 31, 1999. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 1998 and 1997 was 6.49% and 6.47%, respectively.

NOTE D--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE E--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  At December 31,

  In thousands

                                                          1998         1997
  Net assets available for benefits
    per the financial statements .....................  $548,957    $329,379
  Benefits payable to withdrawing participants .......    (7,599)     (2,452)
    Net assets available for benefits per Form 5500 ..  $541,358    $326,927


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                           Year Ended
                                                        December 31, 1998

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock ......       $ 8,700
      Cash ...........................................        41,303
        Total benefits paid to participants per the
          financial statements .......................        50,003
  Benefits payable to withdrawing participants at
    year end .........................................         7,599
  Benefits payable to withdrawing participants
    at beginning of year .............................        (2,452)
        Benefits paid to participants per Form 5500 ..       $55,150

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE F--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 3, 1995, the Internal Revenue Service has ruled that the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter, and a new determination letter has been requested. The Plan's administrators anticipate a favorable reply and believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE G--PLAN MERGERS

Effective January 1, 1998, the USLIFE Corporation Employee Savings and Investment Plan (USLIFE SIP) was merged into the Plan. Assets totaling approximately $86 million, which included 775,806 shares of American General Corporation common stock, were transferred to the Plan's trust in January 1998. This plan merger was the result of the acquisition of USLIFE Corporation, made by American General through one of its wholly owned subsidiaries on June 17, 1997. Participants of the USLIFE SIP were eligible to participate in the Plan as of January 1, 1998.

Effective March 1, 1998, the Western National Corporation Employees' 401(k) Retirement Plan (the WesternSave Plan) was merged into the Plan. Assets totaling approximately $6 million, which included 32,841 shares of American General Corporation common stock, were transferred to the Plan's trust in March 1998. The plan merger was the result of American General completing the acquisition of Western National Corporation on February 25, 1998. Participants of the WesternSave Plan were eligible to participate in the Plan as of March 1, 1998.


NOTE H--YEAR 2000 ISSUE (UNAUDITED)

As of December 31, 1998, American General had completed Year 2000 readiness activities for substantially all of its critical systems, making them Year 2000 ready. The Company will continue to test its systems throughout 1999 to maintain Year 2000 readiness. In addition, American General has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. As of April 30, 1999, the Company had identified and assessed its critical third-party dependencies. Due to the various stages of Year 2000 readiness for critical third-party dependencies, the Company's testing activities related to critical third parties will extend throughout 1999.

The Company has commenced contingency planning to reduce the risk of Year 2000- related business failures. As of April 30, 1999, the Company had completed its contingency plans. These plans will be tested during the second and third quarters of 1999.

Based on these activities and plans, American General believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Plan's operations.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE I--SUBSEQUENT EVENTS

Effective January 1, 1999, the following changes were made to the Plan:

The Companies contribute an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. Participants will be 100 percent vested in the Companies' matching contributions made in 1999 and subsequent years. Pre-1999 contributions by the Companies will continue to accrue vesting under the existing vesting schedule. These changes place the Plan under the safe harbor provisions of the IRC. Under the safe harbor provisions, nondiscrimination testing and refunds of excess contributions will no longer be required.

Also effective January 1, 1999, the Plan's eligibility requirements were changed from the earlier of the attainment of age 35 or one year of service to 30 days of service.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT DECEMBER 31, 1998

EIN: 74-0483432
PN: 001


In thousands, except share amounts

                                                                    Fair
    Issuer                  Description                Cost         Value

American General         4,691,432 shares of         $135,382     $365,932
  Corporation*             common stock

American General Life    Deposit administration        95,742       95,742
  Insurance Company*       group annuity contract

American General Series  1,025,283 shares of AGSPC     24,493       38,581
  Portfolio Company*        Stock Index Fund

Putnam                   415,212 shares of Putnam OTC   6,256        7,162
                            & Emerging Growth Fund

American General Series  1,006,590 shares of AGSPC     19,621       22,447
  Portfolio Company*        Growth Fund

Templeton                679,057 shares of Templeton    6,750        5,697
                            Foreign Fund

Vanguard                 596,653 shares of Vanguard     5,497        5,543
                            Fixed Income Securities
                            Fund

Participant Notes*       Loans issued at interest           -        7,057
                            rates between 8.25%
                            and 11.25%

State Street Bank        Short-term investments
  & Trust Company*          in money-market fund          667          667

                                                     $294,408     $548,828



*Party in interest

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 001

In thousands, except share amounts and transaction counts

                                                              Amount of
 Party Involved            Description                       Transaction

Category (i) - Individual transactions in excess of 5% of Plan assets

(B)                 Purchase of 892,063 shares of
                      American General Series Portfolio
                      Company Growth Fund                       $ 17,083

State Street Bank   Purchase of short-term investments            17,069
  & Trust Company

State Street Bank   Sale of short-term investments                17,083
  & Trust Company

Category (iii) - Series of transactions in excess of 5% of Plan assets

State Street Bank   Purchases of short-term investments in       108,117
  & Trust Company     776 transactions

State Street Bank   Sales of short-term investments in
  & Trust Company     490 transactions                           108,225

(B)                 Purchases of American General Life
                      Insurance Company deposit
                      administration group annuity
                      contract in 44 transactions                 29,038

(B)                 Sales of American General Life
                      Insurance Company deposit
                      administration group annuity
                      contract in 25 transactions                 16,405

(B)                 Purchases of 1,137,379 shares
                      of American General Corporation
                      common stock in 40 transactions             36,559

(B)                 Sales of 259,803 shares of American
                      General Corporation common stock in
                      26 transactions at a gain of $10,649        17,151


(B)                 Distributions of 124,636 shares of
                      American General Corporation common
                      stock to various individuals who
                      withdrew from or terminated
                      participation in the Plan in 25
                      transactions at a gain of $5,008             8,109

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 001

In thousands, except share amounts and transaction counts

                                                              Amount of
 Party Involved            Description                       Transaction

(B)                 Purchases of 1,093,118 shares of
                      American General Series Portfolio
                      Company Growth fund in 34 transactions    $21,461

(B)                 Sales of 245,069 shares American General
                      Series Portfolio Company Growth Fund
                      in 16 transactions at a gain of $536        4,715


(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B) Parties involved are not presented, as permitted by Section 2520.103-6
    (d)(1)(i) of the Department of Labor's Rules and Regulations.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 001

In whole dollars

                     Original      Amount Received             Unpaid
Identity             Amount of   during Reporting Year:      Balance at
of Obligor*            Loan       Principal  Interest       End of Year

Callahan, Charles     $3,800        $  -        $ -            $3,661
Garegnani, David       6,800         468         80             5,992





* Form 1099-R to be issued to terminated participants with loans in default

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 001

In whole dollars


 Loan         Interest                         Amount Overdue:
Issued          Rate       Defaulted        Principal    Interest

07/30/97        9.50%       01/15/98          $3,661        $ 87
09/29/97        9.50        06/15/98           5,992         142





* Form 1099-R to be issued to terminated participants with loans in default

                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           AMERICAN GENERAL EMPLOYEES'
                                           THRIFT AND INCENTIVE PLAN




June 25, 1999                              ELIZABETH A. DOBBS
                                           Elizabeth A. Dobbs
                                           Vice President-Benefits and Payroll

                       Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13407) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated June 14, 1999, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                           ERNST & YOUNG LLP


Houston, Texas
June 23, 1999